Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Experts” in the Annual Information Form and to the incorporation by reference in the Registration Statements on Form F-10 (File Nos. 333-291985 and 333-290502), Form F-3 (File No. 333-290501) and Form S-8 (File No. 333-287613) and the use in this Annual Report on Form 40-F of our report dated February 23, 2026, with respect to the consolidated balance sheets of Emera Incorporated as at December 31, 2025 and 2024, and the consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, included in this Annual Report on Form 40-F.

/s/ Ernst & Young LLP
Halifax, Canada	Chartered Professional Accountants
February 23, 2026